

Compost Man, LLC

Financial Statements

December 31, 2017

(See Accountant's Review Report)



Mark J. Stiegel, Certified Public Accountant, LLC

Compost Man, LLC
Reviewed Financial Statement
Table of Contents

Mark J Stiegel, LLC

Certified Public Accountant
Office: (320) 253-8393 · Cell: (320) 290-1504
Email: mjstiegelcpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Compost Man, LLC
St. Cloud, Minnesota

I have reviewed the accompanying financial statements of Compost Man, LLC (a limited liability company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of income and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

2719 West Division Street, Suite 106 · St. Cloud, Minnesota 56301

Page 1(a)

Supplementary Information

The supplementary information included contains a balance sheet dated January 1, 2018 that includes assets transferred on January 1, 2018 from a related entity under common ownership of Compost Man, LLC. The balance sheet is the representation of management. I have reviewed the balance sheet and, based on my review, I am not aware of any material modifications that should be made to the balance sheet in order for it to be in accordance with accounting principles generally accepted in the United States of America. I have not audited the information and, accordingly, do not express an opinion on such information.



Mark J. Stiegel, LLC
Certified Public Accountant

St. Cloud, Minnesota

April 5, 2018

Compost Man, LLC
Balance Sheets
December 31, 2017 and 2016

	Dec 31, 17	Dec 31, 16
ASSETS		
Current Assets		
Checking/Savings		
Wells Fargo - Checking 2041	50.00	177.89
Wells Fargo - Savings 6999	25.00	51.00
Wells Savings #8393 J McNelly	0.00	79.00
Total Checking/Savings	75.00	307.89
Total Current Assets	75.00	307.89
TOTAL ASSETS	75.00	307.89
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Prepaid Credit Card	0.00	157.32
Total Credit Cards	0.00	157.32
Other Current Liabilities		
Note Payable - RCM	3,100.72	0.00
Total Other Current Liabilities	3,100.72	0.00
Total Current Liabilities	3,100.72	157.32
Total Liabilities	3,100.72	157.32
Equity		
Members Draw	-2,019.18	0.00
Members Equity	1,703.39	3,186.78
Net Income	-2,709.93	-3,036.21
Total Equity	-3,025.72	150.57
TOTAL LIABILITIES & EQUITY	75.00	307.89

Compost Man, LLC
Income Statements
For The Years Ended December 31, 2017 and 2016

	Jan - Dec 17	Jan - Dec 16
Ordinary Income/Expense		
Income		
Sales	785.69	0.00
Total Income	785.69	0.00
Gross Profit	785.69	0.00
Expense		
Automobile Expense		
Fuel	869.59	349.58
Automobile Expense - Other	188.48	47.31
Total Automobile Expense	1,058.07	396.89
Bank Service Charges	0.00	13.79
Computer and Internet Expenses	0.00	16.10
Dues and Subscriptions	327.01	0.00
Interest Expense	49.22	434.73
Licenses	0.00	45.00
Meals and Entertainment	414.45	1,678.14
Office Supplies	0.00	4.69
Reconciliation Discrepancies	0.00	0.00
Rent Expense	348.00	0.00
Research and Development	0.00	96.17
Telephone Expense	566.76	279.16
Travel Expense		
Airport parking, transfers, etc	0.00	56.00
Car Rental	59.00	14.02
Lodging	290.34	0.00
Overnight Meals	22.87	21.95
Travel Expense - Other	359.90	0.00
Total Travel Expense	732.11	91.97
Total Expense	3,495.62	3,056.64
Net Ordinary Income	-2,709.93	-3,056.64
Other Income/Expense		
Other Income		
Uncategorized Income	0.00	20.43
Total Other Income	0.00	20.43
Net Other Income	0.00	20.43
Net Income	-2,709.93	-3,036.21

See accompanying notes and independent accountant's report.

Compost Man, LLC
Statement of Cash Flows
For The Year Ended December 31, 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-2,540.76
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-169.17
Prepaid Credit Card	-157.32
Note Payable - RCM	3,100.72
Net cash provided by Operating Activities	233.47
FINANCING ACTIVITIES	
Members Draw	-2,019.18
Members Equity	1,552.82
Net cash provided by Financing Activities	-466.36
Net cash increase for period	-232.89
Cash at beginning of period	307.89
Cash at end of period	75.00

See accompanying notes and independent accountant's report.

Compost Man, LLC
Statement of Cash Flows
For The Year Ended December 31, 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	463.79
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-3,500.00
Prepaid Credit Card	-129.71
Note Payable - Linda M	822.29
Note Payable - RCM	31,889.32
Net cash provided by Operating Activities	29,545.69
FINANCING ACTIVITIES	
Members Draw	-9,226.57
Members Equity	-20,025.66
Net cash provided by Financing Activities	-29,252.23
Net cash increase for period	293.46
Cash at beginning of period	14.43
Cash at end of period	307.89

Compost Man, LLC
Balance Sheet
January 1, 2018

	Jan 1, 18
ASSETS	
Current Assets	
Checking/Savings	
Wells Fargo - Checking 2041	50.00
Wells Fargo - Savings 6999	25.00
Total Checking/Savings	75.00
Total Current Assets	75.00
Fixed Assets	
Accumulated Depreciation	-159,211.42
Field Container Equipment	159,211.42
Total Fixed Assets	0.00
TOTAL ASSETS	75.00
LIABILITIES & EQUITY	
Equity	
Members Equity	75.00
Total Equity	75.00
TOTAL LIABILITIES & EQUITY	75.00

See accompanying notes and independent accountant's report.

Compost Man, LLC
Notes to Financial Statements

Note 1-Summary of Significant Accounting Policies

Nature of Operations

Formed in 1998, Compost Man, LLC has been in the environmental consulting business writing grants and managing projects related to small scale composting systems for homes, businesses and poultry farms. A consultant to USDA during the 2015 avian flu breakout, Compost Man, LLC has also worked with government and industry in matters pertaining to biosecurity and pollution prevention. Other USDA research projects have included improving energy efficiency and environmental protection with respect to bio-security and environmental compliance.

This venture, doing business as NaturSoil of California, represents a change of focus into operating a composting bio-fertilizer manufacturing facility where capital investment and infrastructure of composting equipment will become necessary to meet goals and objectives.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt securities purchased with a maturity of three months or less to be the equivalent of cash. All cash accounts of the Company are checking and/or savings accounts utilized in the ordinary course of business operations.

Revenue and Cost Recognition

The Company will recognize revenues from fixed-priced and modified fixed-priced construction contracts on the percentage-of-completion method, measured by the percentage of cost incurred to date to estimated total cost for each composting or bio-fertilizer contract. That method will be used because management considers total cost to be the best available measure of progress on these types of contracts. Because of inherent uncertainties in estimating costs, it is at least reasonably possible that the estimates may change as actual costs are incurred from vendors.

The Company will recognize revenues from smaller projects without specific contracts on a completed-contract method.

Compost Man, LLC
Notes to Financial Statements

Note 1-Summary of Significant Accounting Policies

Accounts Receivable

Trade accounts receivable will be stated at the amount management expects to collect from outstanding balances including retainage that is typically ten percent of the sales contract when and where appropriate especially when working with governmental entities. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the valuation allowance and a credit to trade accounts receivable.

Inventory

The Company's inventory, should inventories become a standard commodity, will be valued at the lower of cost (first-in, first-out method) or market (net realizable value). Generally however, the Company will not typically maintain an excess materials inventory. Most job materials will be purchased according to job cost requirements for each project. Any materials left from a job will be returned to the vendor for credit.

Depreciation

The Company's equipment, consisting of composting containers, are recorded at their original cost and have been depreciated over the estimated useful life of the asset. The containers were assigned a seven year life and were fully depreciated using the straight-line method, which is generally accepted under accounting principles, before they were transferred from a related entity on January 1, 2018. Management considers the containers to have a substantially longer useful life than the net carrying basis of these units that were transferred at a zero basis value. (see Note 2)

Fair Value of Financial Instruments

The Company's financial instruments are only cash as of the balance sheet date. The estimated value of cash as stated on the balance sheet is equal to the net carrying value based on its short-term nature in the ordinary course of business.

Date of Management's Review

Management has evaluated subsequent events through April 5, 2018, the date which the financial statements were available to be issued.

Compost Man, LLC
Notes to Financial Statements

Note 2-Related Party Transactions

The Company has a related entity, Renewable Carbon Management, LLC (RCM) that was engaged in field project management of bio-security composting systems throughout the United States and Canada for over a decade. Certain costs of operating including travel and entertainment, and vehicle and office expenses of management, have been shared by these entities over the past several years including 2017 and 2016.

The two entities frequently advance funds to one another on a monthly basis as cash flow has provided. Generally, the advances have been short-term in nature with no written or stated repayment terms. The Company owed RCM $3,101 on December 31, 2017. This advance was subsequently adjusted to member equity on January 1, 2018 as part of the transfer of field containers from RCM on that same date. (see Note 1-Depreciation)

Note 3-Non-Cash Investing and Financing Activities

The Company transferred in equipment assets (field containers) with a net carrying basis at zero on January 1, 2018. Management intends to use the field containers in future projects as the estimated useful life of the containers is at least seven additional years.

Note 4-Subsequent Events

In March of 2018, Compost Man, LLC invoiced and received a $7,000 consulting contract payment from an Illinois based company that was used to pay operating expenses incurred during the first quarter of 2018. The cash balance in the Company operating bank account was approximately $1,250 on April 1, 2018.